# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pyxis Oncology, Inc., CIK 0001782223
CUSIP: 747324101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, United States (X1), 02118
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001390202

## Reporting persons
- Laurion Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,300,888; sole dispositive power 0; shared dispositive power 4,300,888; aggregate amount beneficially owned 4,300,888 (5.16% of the class)
- Benjamin Alexander Smith: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,300,888; sole dispositive power 0; shared dispositive power 4,300,888; aggregate amount beneficially owned 4,300,888 (5.16% of the class)
- Janaka Sheehan Maduraperuma: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,300,888; sole dispositive power 0; shared dispositive power 4,300,888; aggregate amount beneficially owned 4,300,888 (5.16% of the class)

## Item 1. Issuer
Name of issuer: Pyxis Oncology, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Boston, MA 02118, UNITED STATES

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Laurion Capital Management LP ("Laurion Capital"), a Delaware limited partnership, and the investment adviser to certain funds and accounts (the "Laurion Funds"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by the Laurion Funds;

(ii) Mr. Benjamin Alexander Smith ("Mr. Smith"), the co-managing member of Laurion Capital GP LLC, the general partner of Laurion Capital, with respect to the shares of Common Stock directly held by the Laurion Funds;

(iii) Mr. Janaka Sheehan Maduraperuma ("Mr. Maduraperuma"), the co-managing member of Laurion Capital GP LLC, the general partner of Laurion Capital, with respect to the shares of Common Stock directly held by the Laurion Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 360 Madison Avenue, Suite 1900, New York, NY 10017.
Citizenship: Laurion Capital is a Delaware limited partnership. Mr. Smith is a citizen of the United States. Mr. Maduraperuma is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4300888
Percent of class: 5.16
Sole power to vote or to direct the vote:
Laurion Capital Management LP - 0

Benjamin Alexander Smith - 0

Janaka Sheehan Maduraperuma - 0
Shared power to vote or to direct the vote:
Laurion Capital Management LP - 4,300,888

Benjamin Alexander Smith - 4,300,888

Janaka Sheehan Maduraperuma - 4,300,888
Sole power to dispose or to direct the disposition:
Laurion Capital Management LP - 0

Benjamin Alexander Smith - 0

Janaka Sheehan Maduraperuma - 0
Shared power to dispose or to direct the disposition:
Laurion Capital Management LP - 4,300,888

Benjamin Alexander Smith - 4,300,888

Janaka Sheehan Maduraperuma - 4,300,888

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Laurion Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Laurion Capital Master Fund Ltd., a Laurion Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Laurion Capital Management LP: Jason Riesel, Jason Riesel, General Counsel & CCO (11/03/2026)
- Benjamin Alexander Smith: Benjamin Alexander Smith, Benjamin Alexander Smith (11/03/2026)
- Janaka Sheehan Maduraperuma: Janaka Sheehan Maduraperuma, Janaka Sheehan Maduraperuma (11/03/2026)